Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website:www.geruigroup.com	David Rudnick
Phone: 1-646-626-4172
Email: david.rudnick@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Group Limited Announces
2011 Annual General Meeting and Availability of 2010 Annual Report

ZHENGZHOU, China – October 17, 2011 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) (“China Gerui,” or the “Company”), a leading high precision, cold-rolled strip steel producer in China, today announced that it had scheduled the 2011 annual general meeting of shareholders (the “2011 Annual Meeting”) of the Company for November 10, 2011, 10:00 A.M. local time, at the Sanya Marriott Hotel at Yalong Bay, Sanya, Hainan Province, China 572000. The Board of Directors also established October 14, 2011 as the record date for the 2011 Annual Meeting. The Company further confirmed that shareholder requests to include proposals (including proposals for director nominees) in the Company’s proxy materials for the 2011 Annual Meeting should be submitted no later than October 27, 2011. Such proposals should be submitted by fax at (+86) 371- 67718787, or by email to edward.meng@geruigroup.com, to the attention of Edward Meng, Chief Financial Officer.

The Company also announced that it had posted its 2010 Annual Report to its website in anticipation of its 2011 Annual General Meeting of Shareholders.  Shareholders may download copies of the 2010 Annual Report at http://www.geruigroup.com/Annual%20Reports.html.  Shareholders may receive a hard copy of the 2010 Annual Report free of charge upon request by contacting the Company at the information provided at http://www.geruigroup.com/Contact Us.html.  The Company previously filed its 2010 Annual Report with the Securities and Exchange Commission on April 19, 2011, as amended by a subsequent filing with the Commission on July 11, 2011.

About China Gerui Advanced Materials Group Limited

China Gerui is a leading niche and high value-added steel processing company that utilizes advanced technology to produce specialty steel products in China. The Company produces high-end, high-precision, ultra-thin, high-strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui’s products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among others, statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward- looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2010 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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